

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 3, 2010

Via U.S. Mail and Fax
Mr. William W. Linton
Executive Vice President, Finance
and Chief Financial Officer
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9
Canada

> **Re: Rogers Communications Inc.**
> **Form 40-F for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-10805**

Dear Mr. Linton:

We have completed our review of your Form 40-F and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director